February 7, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-4561

Re: Alixo-Yolloo Corp.
Form 10-K for the Year Ended February 29, 2024

File No. 333-272825

Dear Melissa Kindelan and Kathleen Collins:

Enclosed please find our response to the comments of the staff of the Commission set forth in your letters dated December 17, 2024 with respect to ALIXO-YOLLOO CORPORATION (the “Company”). This response addresses comments to the Form 10-K for the fiscal year ended February 29, 2024 and an audit report for the year ended February 28, 2023.

 The responses below have been organized in the same order the Commission’s comments were organized.

Form 10-K for the Year Ended February 29, 2023

Report of Independent Registered Public Accounting Firm, page 13

1. Please amend your filing to include an audit report for the company which is compliant with Public Company Accounting Oversight Board (“PCAOB”) standards for the year ended February 28, 2023. In this regard, please note that the PCAOB revoked the registration of your prior auditor, Gries & Associates, LLC. You can find a copy of the order on the PCAOB’s website at https://assets.pcaobus.org/pcaob- dev/docs/default-source/enforcement/decisions/documents/105-2024-011- gries.pdf?sfvrsn=b9b25830_4. As this auditor is no longer registered with the PCAOB, you may not include their audit reports or consents in your filings with the Commission on or after the date of deregistration. Therefore, you should have a firm that is currently registered with the PCAOB re-audit the impacted years that are required to be included in your filings with the Commission.

RESPONSE:

The Company is re-auditing the Form 10-K to ensure the inclusion of a report from a firm currently registered with the PCAOB. The Company plans to file a 10-K/A for the fiscal year ended February 29, 2024, including an audit report for the year ended February 28, 2023, within 45 days of this letter's date.

                                                                                                 ALIXO-YOLLO CORPORATION

By: /s/ Roman Zhezhel

                                                                                                         Roman Zhezhel,

Chief Financial Officer/

Chief Accounting Officer/Director

Principle Financial Officer